140 Broadway, 46th Floor
                                                              New York, NY 10005
                                                T. 212 858 7590. F. 212 858 7591
                                                             www.ramcoglobal.com

                Receivable Acquisition & Management Corporation

March 16, 2005

Louis W. Zehil
General Counsel
MRU Holdings, Inc.
600 Lexington Avenue
New York, New York 10022

Dear Lou,

In order to meet the Board's independence requirement for the anticipated NASDAQ listing, please accept my resignation effective immediately.

I have nurtured this Company from day one and still have my two brothers, Raza and Vishal at the helms to make it a significant player in the alternative student loan market. I will continue to assist the Company on the business development and other fronts and perhaps come back on an expanded Board.

Wish everyone great success.

Best Regards,


/s/ Max A. Khan
---------------
Max A. Khan